SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2026

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 28, 2026 “AVAILABILITY OF THE BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT AND DEALINGS IN SECURITIES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 28, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

AVAILABILITY OF THE BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT AND DEALINGS IN SECURITIES

Availability of the Broad-Based Black Economic Empowerment Annual Compliance Report
Shareholders of DRDGOLD ("Shareholders") are advised that the Company's annual compliance report prepared pursuant to section 13G(2) of the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, as amended, is available on the Company's website at: https://www.drdgold.com/jdownloads/Downloads/bee-certificate-2026.pdf.
Dealings in securities
Shareholders are advised that, in terms of the equity settled long-term incentive scheme (“LTI Scheme”), as approved by Shareholders on 2 December 2019, qualifying employees (“Participants”) were awarded conditional shares on 25 October 2023, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded) (“Awards”).
Awards vest three years after grant date, subject to the rules of the LTI Scheme, including certain performance conditions being met. Following the assessment of the applicable DRDGOLD performance conditions for the financial year ended 30 June 2026, 60% of the Awards eligible for vesting, vested on 27 October 2026. Vested Awards are settled in the form of DRDGOLD ordinary shares (“DRDGOLD Shares”) at a zero-exercise price.
Furthermore, various Participants have elected to dispose of all or a portion of the vested DRDGOLD Shares (“Relevant DRDGOLD Shares”), pursuant to the off-market vesting of the Awards made on 25 October 2023 to executive directors, a prescribed officer and the company secretary of DRDGOLD and directors of its major subsidiaries on 27 October 2026.
Accordingly, in order to facilitate the disposal, a pooled sale arrangement has been put in place in terms of which the aggregate of the Relevant DRDGOLD Shares were disposed of, by an independent third party, through various on-market trades (“Pooled Sale”).
The value of DRDGOLD Shares sold, related to the Participants detailed below, is based on the daily volume weighted average price (“VWAP”) achieved in the Pooled Sale, as set out in the table below.

Date of Sale	Number of DRDGOLD Shares sold	Price per DRDGOLD Share	Total value of DRDGOLD Shares sold
27 October 2026	510,105	Various different trades with the following price information: –VWAP of R40.7170; –highest price of R40.85; and –lowest price of R40.70.	R	20,769,945.29

The proceeds from the Pooled Sale (as set out above), have been apportioned to the various Participants based on the number of Relevant DRDGOLD Shares disposed of by such Participants. The apportionment of the proceeds of the Pooled Sale of DRDGOLD Shares to executive directors, a prescribed officer and the company secretary of DRDGOLD and directors of DRDGOLD’s major subsidiaries is as set out below:

	Company Name	Number of DRDGOLD Shares sold	Total value of DRDGOLD Shares sold
Directors
Niel Pretorius	DRDGOLD	117,980	R	4,803,791.66
Henriette Hooijer	DRDGOLD	22,687	R	923,746.58
Henry Gouws	Ergo Mining Proprietary Limited (“Ergo”) and Far West Gold Recoveries Proprietary Limited (“FWGR”)	89,160	R	3,630,327.72
Dean Lindecke	Ergo	48,948	R	1,993,015.72
Ryno Bornman	Ergo	8,388	R	341,534.20
Kevin Kruger	FWGR	73,830	R	3,006,136.11
Kgabo Moloto	FWGR	21,999	R	895,733.28
Lihan Laas	FWGR	14,787	R	602,082.28
Prescribed Officer
Jaco Schoeman	DRDGOLD	94,575	R	3,850,810.28
Company Secretary
Kgomotso Mbanyele	DRDGOLD	17,751	R	722,767.47

In compliance with paragraph 6.83 of the JSE Limited Listings Requirements, prior clearance to deal was obtained from the chairman of the board of directors of DRDGOLD. The nature and extent of the Participants’ interest in the abovementioned transactions is direct beneficial.

Johannesburg
28 October 2026

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